BASSLINE PRODUCTIONS, INC.
                                                                                                                                          3319 Reynard Way
                                                                                                                                          San Diego, CA 92103
                                                                                                                                          (916) 508-5385
                                                                                                                                          contactus@basslinemusicpro.com
July 20, 2011
Mr. Don Field
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Bassline Productions, Inc.
Registration Statement on Form S-1 (Filed on 10/06/10)
File No. 333-169790

Dear Mr. Field:

Bassline Productions, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933.  We are requesting effectiveness as of 2:00 P.M. EST on Monday, July 25, 2011.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (619) 704-1325.

Thank you for your assistance.

Sincerely,

/s/ Drew Hall
Drew Hall, President